Minghua Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People’s Republic of China 100089

January 12, 2007

By EDGAR Transmission and by Hand Delivery

Eric C. McPhee
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Minghua Group International Holdings Limited
Form 10-KSB/A for the year ended December 31, 2005
Filed November 21, 2006
File No. 000-30183.

Dear Mr. McPhee:

On behalf of Minghua Group International Holdings Limited (“Minghua” or the “Company”), we hereby submit Minghua’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 29, 2006, providing the Staff’s comments with respect to the above referenced annual report on Form 10-KSB/A (the “Second Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Minghua. References in this letter to “we”, “us” and “our” refer to Minghua unless the context indicates otherwise.

Form 10-KSB/A for the year ended December 31, 2005

Business Acquisitions

1.
We have reviewed your response to comment #4, and note that you have stated in your response that the acquisition of the 15% non-controlling minority interest should be accounted for using the purchase method. Please revise your financial statements to record this transaction as a purchase in accordance with SFAS 141, which would require valuing the net assets acquired at fair value. Please disclose how you have determined the cost of the acquired entity, whether you valued it at the fair value of the shares issued, or of the net assets received, and how you determined which was the appropriate method. If you value the transaction based on the value of net assets received, tell us what method you used to value the assets, and if you obtained an independent appraisal. Refer to paragraphs 20-23 of SFAS 141.

Eric McPhee
Division of Corporation Finance
January 12, 2007

Response:

The measurement of the purchase is based on cash paid in the amount of $990,638 and issuance of 28,210,000 shares of common stock at US$0.14 per share of Minghua, for an aggregate price of $4,940,038. Paragraph 20 of SFAS 141 provides that “a cash payment by an acquiring entity shall be used to measure the cost of an acquired entity,” and Paragraph 22 provides that “the fair value of securities traded in the market is generally more clearly evident than the fair value of an acquired entity.” Accordingly, the entire purchase price of the 15% non-controlling interest was recorded to goodwill because the subsidiary has only negative net assets.

This revision has already been reflected in the financial statements filed with the 10KSB/A on November 21, 2006.

2.
We note that you paid $1,690,474 to several parties for an indirect 89.9% equity interest in Guangzhou Bus Installation Company. Please tell us where the cash paid for this transaction appears in your statement of cash flows.

Response:

We acknowledge your comment and we have reclassified our cash flow statement to show a cash outflow of $1,690,474 for investment activities. See our response to comment #3 below.

4. Stockholders’ Equity

3.
We note that you received $653,795 from Qiang Long during 2004 towards the first installment of their stock subscription. Please tell us where this amount appears in your statement of cash flows for 2004.

Response:

We acknowledge your comment and we have reclassified our consolidated statements of cash flows to reflect that $653,795 of the proceeds from issuance of common stock are proceeds from stock subscription receivables. We have attached a copy of the revised statement for your convenience.

Eric McPhee
Division of Corporation Finance
January 12, 2007

	Year ended		Period from June 4, 1997 (inception) to
	December 31,		December 31,
	Restated	Restated	Restated
	2005	2004	2005
Cash flows from operating activities:
Net loss	$(1,289,806)	$(11,024,215)	$(28,938,715)
Adjustments to reconcile net loss to net cash used in operations:		-
Depreciation and amortization	57,896	425,898	810,811
Impairment loss on intangible assets	771,922	254,531	1,026,453
Write-off goodwill and inventory	238,124	6,508,531	6,746,655
Stock issued for debt and services	830,100	480,000	1,869,100
(Gain) loss on disposition of assets	4,822	-	210,659
Research and development expense recorded in organization		-	8,612,730
Reorganization expenses recorded in organization	-	-	455,830
Changes in operating liabilities and assets:		-	-
Other receivables	-	(260,232)	(260,232)
Prepaid expense and deposits	414,297	347,717	324,784
Inventories	314,772	(815,133)	(500,361)
Accounts payable and accrued liabilities	(1,454,202)	(372,290)	(163,285)
Net cash used in operations	(112,075)	(4,455,193)	(9,805,571)

Cash flows from investing activities:
Reorganization - net of cash acquired	-	-	(320,579)
Payment for purchase of subsidiaries	-	(1,690,474)	(2,658,059)
Redemption (purchase) of short term investment	165,699	(1,935,172)	(1,769,473)
Purchase of intangibles: patent rights, license	-	(537,643)	(833,357)
Sales/purchases of property and equipment	9,433	318,853	697,502
Released deposit on acquisition of a company	-	1,088,585	967,585
Net cash provided by (used in) investing activities	175,132	(2,755,851)	(3,916,381)

Cash flows from financing activities:
Due to stockholders and related parties	18,833	(368,836)	(631,128)
Proceeds from issuance of stock	-	7,098,210	11,246,942
Proceeds from stock subscription receivable		653,795	1,258,682
Proceeds from convertible promissory note	-	-	3,128,225
Dividends paid		-	(1,000,000)
Notes payable -bank - net	(479,732)	-	36,910
Net cash provided by (used in) financing activities	(460,899)	7,383,169	14,039,631

Effect of rate changes on cash	(269,462)	-	(269,462)

Increase (decrease) in cash and cash equivalents	(667,304)	172,125	48,217

Cash and cash equivalents, beginning of period	715,521	543,396	-
Cash and cash equivalents, end of period	$48,217	$715,521	$48,217

Supplemental disclosures of cash flow information:
Cash paid for interest	$6,600	$-
Cash paid for income taxes	$-	$-
Supplemental disclosures of non-cash investing and financing activities:
Common stock issued for debt	$830,100	$3,128,225

Eric McPhee
Division of Corporation Finance
January 12, 2007

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Jie Chen
Jie Chen
Chief Executive Officer